UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ______________	Commission File Number ______________

Nuran Wireless Inc.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	3576	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

2150 Cyrille-Duquet Street, Suite 100

Quebec, Quebec, G1N 2G3
(418) 264-1337
(Address and telephone number of Registrant’s principal executive offices)

COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

1-800-221-0102
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes  ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Nuran Wireless Inc. (the “Company”, the “Registrant”) is a Canadian public issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Registration Statement and the Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical facts, contained in documents incorporated by reference in this Registration Statement that address activities, events or developments that management of the Company expect or anticipate will or may occur in the future are forward-looking statements. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “proposed” “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “likely”, “might”, “will” or “will be taken”, “occur” or “be achieved”, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals; and the results of continued development, marketing and sales as well as those factors discussed under the heading “Risk Factors” in the Registrant’s Annual Information Form, included as Exhibit 99.86 to this Registration Statement.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Although the management and of officers of the Registrant believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. Consequently, all of the forward-looking statements made in documents incorporated by reference in this Registration Statement are qualified by these cautionary statements and other cautionary statements or factors contained herein and therein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Accordingly, for the reasons set forth above, the forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant currently prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.99, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits 99.97, 99.98 and 99.99, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included in the Annual Information Form included as Exhibit 99.86.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F and the documents incorporated herein by reference are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2025, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3706.

CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2025, information with respect to the Registrant’s known contractual obligations (expressed in Canadian Dollars):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$12,375,239	$12,375,239	$—	$—	$—
Capital (Finance) Lease Obligations	$—	$—	$—	$—	$—
Operating Lease Obligations	$415,786	$92,580	$104,858	$110,347	$108,001
Purchase Obligations	$941,472	$156,912	$313,824	$313,824	$156,912
Other Long-Term Liabilities Reflected on Balance Sheet	$—	$—	$—	$—	$—
Total	$13,732,497	$12,624,731	$418,682	$424,171	$264,913

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NURAN WIRELESS INC.

By:	/s/ Francis Letourneau
Name: Francis Letourneau
Title: Chief Executive Officer

Date: June 12, 2026

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	News Release dated January 10, 2025

99.2	News Release dated February 10, 2025

99.3	News Release dated February 28, 2025

99.4	News Release dated March 3, 2025

99.5	News Release dated March 7, 2025

99.6	News Release dated April 2, 2025

99.7	Audited Consolidated Financial Statements for the years ended December 31, 2024 and December 31, 2023

99.8	Management Discussion and Analysis for the year ended December 31, 2024 and 2023

99.9	Certification of Annual Filings CEO dated April 30, 2025

99.10	Certification of Annual Filings CFO dated April 30, 2025

99.11	News Release dated May 1, 2025

99.12	Unaudited Condensed Interim Consolidated Financial Statements for the periods ended March 31, 2025 and March 31, 2024

99.13	Management Discussion and Analysis for the periods ended March 31, 2025 and 2024

99.14	Certification of Interim Filings CFO dated May 29, 2025

99.15	Certification of Interim Filings CEO dated May 29, 2025

99.16	News Release dated May 29, 2025

99.17	Notice of the Meeting and the Record Date dated July 31, 2025

99.18	News Release dated August 26, 2025

99.19	Unaudited Condensed Interim Consolidated Financial Statements for the periods ended June 30, 2025 and June 30, 2024

99.20	Management Discussion and Analysis for the periods ended June 30, 2025 and 2024

99.21	Certification of Interim Filings CFO dated August 29, 2025

99.22	Certification of Interim Filings CEO dated August 29, 2025

99.23	News Release dated September 2, 2025

99.24	News Release dated September 4, 2025

99.25	Material Change Report dated September 8, 2025

99.26	Form of Proxy for Annual General Meeting to be held on September 30, 2025

99.27	Notice of the Meeting and the Record date dated September 9, 2025

99.28	News Release dated September 12, 2025

99.29	Form of Proxy for Annual General Meeting to be held on September 30, 2025 (amended)

99.30	Management Information Circular (amended) dated September 9, 2025

99.31	Material Change Report dated September 26, 2025

99.32	Material Change Report dated September 26, 2025

99.33	Material Change Report dated September 26, 2025

99.34	Material Change Report dated September 26, 2025

99.35	Material Change Report dated September 26, 2025

99.36	Factoring Amending Agreement dated September 27, 2023

99.37	Second Factoring Amending Agreement dated November 29, 2023

99.38	Fourth Factoring Amending Agreement dated April 2, 2024

99.39	Fifth Factoring Amending Agreement dated June 25, 2024

99.40	Sixth Factoring Amending Agreement dated December 23, 2024

99.41	News Release dated September 29, 2025

99.42	News Release dated September 26, 2025

99.43	Secured Convertible Debenture dated August 28, 2023

99.44	Secured Convertible Debenture dated August 28, 2023

99.45	Secured Convertible Debenture dated August 28, 2023

99.46	Secured Convertible Debenture dated August 28, 2023

99.47	News Release dated October 15, 2025

99.48	Material Change Report dated October 16, 2025

99.49	Material Change Report dated October 16, 2025

99.50	News Release dated October 23, 2025

99.51	News Release dated November 3, 2025

99.52	Third Debenture Amending Agreement between the company and J. Posen dated December 23, 2024

99.53	Third Debenture Amending Agreement between the company and M. Posen dated December 23, 2024

99.54	Third Debenture Amending Agreement between the company and Yeshivas Limudei Hashem Society dated December 23, 2024

99.55	Third Debenture Amending Agreement between the company and J. Posen dated December 23, 2024

99.56	Third Debenture Amending Agreement between the company and Yeshivas Limudei Hashem Society dated December 23, 2024

99.57	Third Debenture Amending Agreement between the company and M. Posen dated December 23, 2024

99.58	Material Change Report dated November 20, 2025

99.59	News Release dated November 26, 2025

99.60	Unaudited Condensed Interim Consolidated Financial Statements for the periods ended September 30, 2025 and September 30, 2024

99.61	Management Discussion and Analysis for the period ended September 30, 2025 and 2024

99.62	Certification of Interim Filings CEO dated December 1, 2025

99.63	Certification of Interim Filings CFO dated December 1, 2025

99.64	Management Discussion and Analysis for the period ended June 30, 2025 and 2024 (amended)

99.65	Certification of Refiled Interim Filings CEO dated December 1, 2025

99.66	Certification of Refiled Interim Filings CFO dated December 1, 2025

99.67	News Release dated December 2, 2025

99.68	News Release dated December 5, 2025

99.69	News Release dated December 16, 2025

99.70	News Release dated December 22, 2025

99.71	News Release dated December 23, 2025

99.72	News Release dated December 30, 2025

99.73	Material Change report dated January 13, 2026

99.74	Notice of Change of Auditors dated January 14, 2026

99.75	News Release dated January 28, 2026

99.76	News Release dated January 28, 2026

99.77	Share Purchase Agreement dated December 22, 2025

99.78	Material Change Report dated January 29, 2026

99.79	News Release dated February 3, 2026

99.80	News Release dated March 30, 2026

99.81	News Release dated April 23, 2026

99.82	Audited Consolidated Financial Statements for the years ended December 31, 2025 and December 31, 2024

99.83	Management Discussion and Analysis for the year ended December 31, 2025 and 2024

99.84	Certification of Annual Filings CEO dated May 31, 2026

99.85	Certification of Annual Filings CFO dated May 31, 2026

99.86	Annual Information Form for the year ended December 31, 2025

99.87	Certification of Annual Filings (AIF) CFO dated June 4, 2026

99.88	Certification of Annual Filings (AIF) CEO dated June 4, 2026

99.89	News Release dated June 9, 2026

99.90	Unaudited Condensed Interim Consolidated Financial Statements for the periods ended March 31, 2026 and March 31, 2025

99.91	Management Discussion and Analysis for the periods ended March 31, 2026 and 2025

99.92	Certification of Interim Filings CFO dated June 9, 2026

99.93	Certification of Interim Filings CEO dated June 9, 2026

99.94	Material Change Report dated June 9, 2026

99.95	Material Change Report dated June 9, 2026 (amended)

99.96	Compensation Recovery Policy dated June 10, 2026

99.97	Consent of Zeifmans LLP

99.98	Consent of ND LLP

99.99	Consent of SRCO Professional Corporation